恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED
2008 MAR 11 A 7:24

Our Ref.: HASE/TL/HI/05286

08001114

28th December, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Group Reorganisation of Henderson Land Development Company Limited's Interests in The Hong Kong and China Gas Company Limited; Very Substantial Disposal and Connected Transaction; Proposed Reduction of Share Premium Account; Further Distribution and Closure of Register of Members

We enclose for your information a copy of the Company's announcement on 27th December, 2007 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

PROCESSED
MAR 1 2 2008
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

FURTHER DISTRIBUTION

AND

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determination of entitlements to the Further Distribution (i.e. a further cash distribution of HK$1.21 per Share) to be made after the Share Premium Reduction becomes effective (if it occurs), the register of members of the Company will be closed on Wednesday, 23 January 2008.

Reference is made to the joint announcement dated 2 October 2007 of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited (the "**Company**"), the circular dated 20 October 2007 of the Company (the "**Circular**"), the joint announcement dated 7 November 2007 of HLD and the Company, the supplementary circular dated 14 November 2007 of the Company (the "**Supplementary Circular**", together with the Circular, the "**Circulars**") and the announcement of the Company dated 7 December 2007. Unless otherwise defined herein, capitalised terms used in this announcement have the same meanings as those used in the Circulars.

The Petition for confirmation of the Share Premium Reduction by the Court is scheduled to be heard on Wednesday, 16 January 2008. If the Court approves the Share Premium Reduction and the other conditions of the Share Premium Reduction are fulfilled, the Further Distribution (i.e. a further cash distribution of HK$1.21 per Share) will be made to the Shareholders whose names appear on the register of members of the Company on Wednesday, 23 January 2008, being the record date for the Further Distribution. Despatch of cheques for cash payments pursuant to the Further Distribution is currently expected to take place on or about Friday, 25 January 2008, being earlier than the previously expected date of Thursday, 21 February 2008 as set out in the updated expected timetable in the Supplementary Circular to the Shareholders. The Company will make an announcement on the results of the hearing of the Petition by the Court after the conclusion of such hearing.

For the purpose of determination of entitlements to the Further Distribution to be made after the Share Premium Reduction becomes effective (if it occurs), the register of members of the Company will be closed on Wednesday, 23 January 2008, on which day no transfer of Shares will be registered. In order to qualify for entitlements to the Further Distribution, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrar of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by not later than 4:00 p.m. on Tuesday, 22 January 2008.

The last day of dealing in the Shares cum-entitlement to the Further Distribution will be Friday, 18 January 2008, and the Shares will then be traded ex-entitlement to the Further Distribution as from Monday, 21 January 2008.

Set out below is the updated expected timetable:-

	2008
Court hearing of petition for confirmation of the Share Premium Reduction	Wednesday, 16 January
Last day for dealing in the Shares cum-entitlement to the Further Distribution	Friday, 18 January
First day of dealing in the Shares ex-entitlement to the Further Distribution	Monday, 21 January
Latest time for lodging transfers of Shares in order to be entitled to the Further Distribution	4:00 p.m. on Tuesday, 22 January
Closure of the register of members of the Company for determination of entitlements to the Further Distribution	Wednesday, 23 January
Record date for the Further Distribution	Wednesday, 23 January
Despatch of cheques for cash payments and payments through CCASS to the Shareholders pursuant to the Further Distribution (*Note*)	Friday, 25 January

Note: If the Share Premium Reduction is confirmed by the Court, it will become effective upon satisfaction of all conditions imposed by the Court and registration by the Registrar of Companies in Hong Kong of a copy of the Court order together with such other documents as may be required under section 61 of the Companies Ordinance. The Further Distribution of HK$1.21 per Share will then be made. If the Court refuses to confirm the Share Premium Reduction, the Further Distribution will not be made. The Company will make an announcement on the results of the hearing of the Petition by the Court after the conclusion of such hearing.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 27 December 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END